Blacksands Petroleum Inc. Suite 1250, 645 7th Avenue SW Calgary, Alberta, Canada, T2P 4G8 Tel +1 (403) 870 2220

December 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Raquel Howard, Staff Accountant
Mail Stop 3561

Re;	Blacksands Petroleum, Inc.
File No. 0-51427
Item 401(a) Form 8-K
Filed October 31, 2006
and
Item 401(b) Form 8-K
Filed November 13, 2006

Dear Ms. Howard:

In regard to the above-referenced reports and our recent responses to the staff’s comments thereto, Blacksands Petroleum, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Blacksands Petroleum, Inc.

By:           /s/ Darren R. Stevenson

Darren R. Stevenson
President and Chief Executive Officer